SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 11, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications CH-4002 Basel Switzerland
http://www.novartis.com

- Investor Relations Release -

New data show Zometa® enhances impact of chemotherapy on reducing breast tumor size

•                  Adding Zometa to chemotherapy prior to surgery led to an additional 33% reduction in tumor size, resulting in fewer mastectomies

•                  New data are first to demonstrate direct effect of Zometa to help shrink primary tumors; further evidence of Zometa as a potential anticancer therapy

Basel, December 11, 2008 — New data released today demonstrate that the addition of Zometa® (zoledronic acid) injection to standard chemotherapy before breast cancer surgery reduces the size of breast tumors more effectively than chemotherapy alone in women with early-stage disease.

These neo-adjuvant subset results from the retrospective exploratory analysis of the international AZURE (Adjuvant Zoledronic acid to redUce REcurrence) trial are the first to show the direct effect of Zometa in combination with chemotherapy to help shrink cancerous breast tumors, potentially resulting in less radical surgery for some women. The data were presented at the 31st Annual CTRC-AACR San Antonio Breast Cancer Symposium.

“These results support a potential anti-tumor benefit of combining Zometa with chemotherapy in the neoadjuvant treatment of breast cancer,” said Matthew Winter, MBChB MSc, Clinical Research Fellow, University of Sheffield, UK, a lead investigator of this subset analysis. “Adding Zometa to chemotherapy prior to surgery increased tumor shrinkage in this analysis. When breast cancer treatment is given prior to surgery, the goal is to reduce the size of the tumor and in doing so potentially improve breast conservation rates and longer-term outcomes.”

In the analysis, pre- and postmenopausal women who received Zometa in addition to chemotherapy before surgery (neo-adjuvant use) experienced a significant 33% reduction in the size of their primary tumor (14.1 mm reduction in tumor size) compared with patients who received chemotherapy alone (P=0.002)(1). The proportion of patients requiring mastectomy was higher (77.9%) in the chemotherapy-alone group than in the Zometa group (65.3%).

“Clinical evidence continues to demonstrate that Zometa may play a role in protecting patients from the return and spread of early-stage breast cancer,” said David Epstein, President and CEO, Novartis Oncology. “We are encouraged by these latest results, which show Zometa may help some women avoid mastectomies, and we remain committed to further exploring the benefit of Zometa as an anticancer treatment.”

Zometa is the world’s leading treatment to reduce or delay bone complications in patients with advanced cancer that has spread to the bones across a broad range of solid tumors, including breast cancer.

The potential anticancer properties of Zometa were previously observed in premenopausal women with early-stage breast cancer from the Austrian Breast & Colorectal Cancer Study Group-12 (ABCSG-12) study, which was presented at the American Society of Clinical Oncology annual meeting (ASCO) earlier this year. Final results from the AZURE trial are expected in the next two to three years.

Novartis is further exploring the anticancer effect of Zometa in a broad clinical program in breast, lung and prostate cancers with the results expected over the next two to three years. Laboratory research has suggested that Zometa may help protect patients with early-stage breast cancer from the return or spread of the cancer to other parts of the body (distant metastatic sites) through several different pathways, including inhibiting angiogenesis (formation of blood vessels that grow and feed cancer cells), stimulating cancer-fighting T-cells, inducing tumor cell apoptosis (programmed cell death) and increasing the activity of anticancer agents that target tumor cell metastases(2).

Study details

AZURE is a randomized, open-label, multicenter, parallel group trial with a five-year treatment phase and a subsequent five-year follow-up phase designed to determine whether Zometa, added to standard therapy (chemotherapy and/or hormonal therapy) before (neo-adjuvant) or after (adjuvant) surgery, is superior to each therapy alone in improving disease-free survival in pre- and post-menopausal women with early-stage breast cancer. The trial includes 3,360 patients from 174 centers in seven countries and is coordinated by the Cancer Research Centre, Weston Park Hospital, Sheffield, England with support from Novartis(1).

The neo-adjuvant subset in the current analysis included 205 participants who received either chemotherapy alone or in combination with Zometa once every three to four weeks for six months prior to breast cancer surgery. Following adjustment for other prognostic factors, the adjusted mean tumor size after treatment was 28.2 millimeters in the Zometa group and 42.4 millimeters in the chemotherapy group, a significant reduction of 33%(1). The pathologic complete response rate (no evidence of residual cancer in the breast or lymph nodes) increased to 10.9% in the Zometa group from 5.8% in the chemotherapy group (P=0.033). The proportion of women needing a mastectomy was reduced by 16% in patients taking Zometa (65.3% in the Zometa group versus 77.9% in the chemotherapy-alone group)(1).

About Zometa

Zometa is indicated for the treatment or prevention of skeletal related events (pathological fractures, spinal compression, radiation or surgery to bone, or tumor-induced hypercalcemia) in patients with advanced malignancies involving bone. Zometa is approved and indicated for the treatment of patients with multiple myeloma and patients with documented bone metastases from solid tumors, in conjunction with standard antineoplastic therapy. An intravenous bisphosphonate, Zometa is the only therapy to demonstrate efficacy in reducing or delaying bone complications across a broad range of tumor types such as breast, prostate, lung and renal cell cancers in patients with metastatic disease when administered monthly. Zometa offers patients, nurses and clinicians a convenient 4 mg, 15-minute infusion.

Important safety information

In clinical studies, the safety profile with Zometa was similar to that of pamidronate. Zometa has been associated with reports of renal insufficiency. Patients should have serum creatinine assessed prior to receiving each dose of Zometa. Caution is advised when Zometa is used in aspirin-sensitive patients, or with aminoglycosides, loop diuretics and other potentially nephrotoxic drugs. Due to the risk of clinically significant deterioration in renal function, single doses of Zometa should not exceed 4 mg and the duration of infusion should be no less than 15 minutes in 100 ml of diluent.

In clinical trials in patients with bone metastases and hypercalcemia of malignancy (HCM), Zometa had a safety profile similar to other intravenous bisphosphonates. The most commonly reported adverse events included flu-like syndrome (fever, arthralgias, myalgias, skeletal pain), fatigue, gastrointestinal reactions, anemia, weakness, cough, dyspnea and edema. Zometa should not be used during pregnancy. Zometa is contraindicated in patients with clinically significant hypersensitivity to zoledronic acid or other bisphosphonates, or any of the excipients in the formulation of Zometa.

Osteonecrosis of the Jaw (ONJ): ONJ has been reported in patients with cancer receiving treatment including bisphosphonates, chemotherapy, and/or corticosteroids. The majority of reported cases have been associated with dental procedures such as tooth extraction. A dental examination with appropriate preventive dentistry should be considered prior to treatment with bisphosphonates in patients with concomitant risk factors. While on treatment, these patients should avoid invasive dental procedures if possible. No data are available to suggest whether discontinuation of bisphosphonate therapy reduces the risk of ONJ in patients requiring dental procedures.

Please see full Prescribing Information.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “potential,” “potentially,” “may,” “encouraged,” “committed,” “exploring,” “expected,” “suggested,” “risk,” “should,” “suggest,” or similar expressions, or by express or implied discussions regarding potential new indications or labelling for Zometa or regarding potential future revenues from Zometa. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Zometa to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Zometa will be submitted or approved for any additional indications or labeling in any market. Nor can there be any guarantee that Zometa will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding Zometa could be affected by, among other things, unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs:

innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 97,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

(1)             Winter, M.C., et al. The Addition of Zoledronic Acid to Neoadjuvant Chemotherapy May Influence Pathological Response – Exploratory Evidence for Direct Anti-tumor Activity in Breast Cancer. Presented at: the 31 Annual Meeting of the CTRC-AACR San Antonio Breast Cancer Symposium (SABCS), 10-14 December 2008. Abstract No. 5101.

(2)             Gnant, M. et al. Efficacy of Zoledronic Acid in Premenopausal Women With Breast Cancer Receiving Adjuvant Endocrine Therapy – The ABCSG-12 trial. Presented at: the 44th Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago, Ill., 31 May – 2 June, 200. Abstract LBA4.

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Novartis Media Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	December 11, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial Reporting and Accounting